                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 10-SB/A-2

                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934

                         AMERICAN ENERGY SERVICES, INC.
                 (Name of small business issuer in its charter)

           TEXAS                                        76-0279288
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


           7224 Lawndale                                  77012
           Houston, Texas                                (Zip Code)
(Address of principal executive offices)

                    Issuer's telephone number: (713) 928-5311

          Securities to be registered under Section 12(b) of the Act:

    TITLE OF EACH CLASS                     NAME OF EXCHANGE ON WHICH REGISTERED
                                                           NONE

          Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK $.001 PAR VALUE
                                (Title of Class)

                                TABLE OF CONTENTS

                                     PART I

Item 1       Description of Business

Item 2.      Management's Discussion and Analysis or Plan of Operation

Item 3.      Description of Property

Item 4.      Security Ownership of Certain Beneficial Owners and Management

Item 5.      Directors, Executive Officers, Promoters and Control Persons

Item 6.      Executive Compensation

Item 7       Certain Relationships and Related Transactions

Item 8.      Description of Securities

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters

Item 2.     Legal Proceedings

Item 3.     Changes and Disagreements with Accountants

Item 4.     Recent Sales of Unregistered Securities

Item 5.     Indemnification of Officers and Directors

                                    PART F/S

    Financial Statements

                                    PART III

Item 1.     Index to Exhibits

Item 2.     Description of Exhibits

               SPECIAL NOTE REGARDING FORWARD - LOOKING STATEMENTS

    Certain statements in this Registration Statement constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and variations of which words and similar expressions are intended to identify such forward looking statements. These statements are based on current expectations and projections about the Company's business and industry and assumptions made by management and are not guarantees of future performance. Therefore, actual events and results may differ materially from those expressed or forecasted in the forward looking statements due to factors such as the economic conditions of the industries served by the Company (including the energy, chemical and petrochemical industries), the availability to the Company of sufficient working capital to bid for and perform contracts, the ability of the subvendors used by the Company to meet many of its manufacturing requirements, demand for custom-engineered flow control valves in general and specifically for the Company's services, and other factors identified in this Registration Statement. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company undertakes no obligation to update any forward looking statements in this Registration Statement.

    EXPLANATORY NOTE:

    All share and per share information contained herein has been adjusted to reflect a ten-for-one reverse split of the common stock of the Company, as hereinafter defined, effected on August 28, 1997.

ITEM 1.  DESCRIPTION OF BUSINESS

    THE COMPANY

    American Energy Services, Inc., a Texas corporation ("Old AES"), was founded and incorporated in 1987. AES specialized in designing, manufacturing, marketing and servicing high quality, custom-engineered flow control valves, including gate, globe, check and ball valves for use by a broad range of industrial, commercial and utility entities. Old AES began operations in 1989 after acquiring certain operating assets previously owned by two other valve manufacturing and remanufacturing businesses, CGM Valve, Inc. ("CGM") and American Energy Valves, Inc. ("AEV"). The Company's current directors, Larry Elliott, Patrick Elliott, Sidney McCarra, Mark Elliott, and Cary McCarra, were previously associated with CGM and AEV.


    Seahawk Overseas Exploration Corporation, a California corporation, ("Seahawk") was formed in November 1988 to conduct the international operations of Seahawk Oil International Corporation ("SOIC"). In January 1989, in conjunction with a planned sale of certain domestic producing oil properties by SOIC, the shares of stock of Seahawk were distributed to the shareholders of SOIC, who numbered over 3000. Seahawk continued operations with little or no success up until the time of the merger with Old AES. In January 1996, Old AES was merged with and into Seahawk pursuant to an Agreement and Plan of Merger by and between Old AES and Seahawk. In accordance with the terms of the merger, (I) Seahawk became the surviving entity although its name was changed to "American Energy Services, Inc." and (ii) shares of Seahawk stock were issued to the (seven) stockholders of Old AES. In February 1996, a new corporation was formed under the name American Energy Services, Inc., a Texas corporation ("New AES"). Subsequent to the formation of New AES, Seahawk merged with and into New AES to maintain the historic domicile of Old AES in Texas and to retain the historical business name. In addition, the merger was intended to provide the Company with a legal entity which could enter the public company domain and ultimately, provide potential capital through the sale of registered securities. The effect of this merger has been that the Company was able to acquire approximately 1,500 shareholders formerly owning shares of Seahawk stock. As used herein, references to the "Company" or to "AES" refer to New AES, and its predecessors.


    The Company's products include both standard and specialty valves of varying sizes and pressures used to regulate the movement of liquids, gases and solid materials. The Company markets and sells its products worldwide to processing manufacturers, energy companies and engineering/construction contractors. Principal end-user markets served by the Company include domestic and international oil and gas production, transmission and refining segments of the energy industry, and the petrochemical, processing and power generation industries.

    The Company utilizes both Company owned and operated manufacturing facilities and AES quality audited, contractually licensed manufacturing subcontractors to produce the full line of AES standard and engineered valves.

    For much of its standard product manufacturing requirements, AES relies on a network of AES selected subcontractors, all of which are audited and licensed under internationally recognized quality programs, including ISO 9000 and API Q1. This arrangement has allowed the Company to reduce fixed costs by minimizing its investments in plant and equipment. Moreover, by maintaining manufacturing relations all over the world, the Company has been able to attract additional customers worldwide.

    The Company does, however, design, engineer, and manufacture certain products at one of its Houston facilities. It has full scale manufacturing capabilities, including large turning and machine centers, heavy duty cranes, and full welding facilities in its manufacturing facility located in Houston, Texas. The Company also houses a fully equipped engineering department with a computer aided design (CAD) system and metallurgical equipment to determine ASTM specified requirements.

    VALVE DESIGN AND MANUFACTURE

    The Company manufactures valves to the following qualifications: API 6D, API 6A, API 600, API 599, and API 602. The Company is a licensed API monogram holder under specifications 6D and Q1 and its Quality Assurance Manual is ISO 9000 approved. Steps involved with the design and manufacture of the Company's valves include (i) consultation with the customer's project coordinators, (ii) general design work and detailed engineering, (iii) fabrication and assembly and (iv) final installation.

    The Company's sales personnel and independent marketing representatives, or agents, initiate sales calls and coordinate bid proposals with the Company's quotation specialists. The quotation specialists produce proposals that identify preliminary design and cost estimators for a type of valve to be utilized for a specific application. AES marketing management must also determine whether there is a sufficient amount of working capital available to generate revenue. Under normal operating conditions, forty percent (40%) to sixty-five percent (65%) of a contract amount must be available to fund the Company's working capital requirements. As a result of limited working capital, of more than $700,000,000 contract quotations given by the Company during the fiscal year ending February 28, 1998, the Company was only able to accept contract amounts totaling approximately $13,000,000, a 2% success ratio.

    The initial design efforts involve significant communication and coordination with the customer so that valve specifications are identified and agreed upon. For custom-engineered valve projects, design concepts are tested against established empirical data and previously manufactured valve designs. The Company maintains a source library of designs from which to choose and the Company's computer aided design capabilities provide readily available and accessible valve design parameters. When orders require standard valve designs, the Company's engineers and quality assurance personnel verify that the Company's "off the shelf" designs comply with required specifications. Once the valve application has been clearly defined, the Company's engineers formulate a design for the manufactured valve. Project engineers perform complete engineering services, including mechanical schematics, layouts and drawings. Process and electrical control systems can also be integrated into the design.

    The manufacturing step of the process involves fabrication and assembly of component parts to meet specific valve designs and specifications. The Company produces machined assemblies from raw castings and forgings or sourced machined assemblies, which are fully inspected for material and tolerance compliance, from subcontractors. The assembly groups are then put together as a complete valve, and function and operation tests are performed. Testing involves configuring testing procedures and changing the equipment before each test in order to ensure that the valves meet the particular project's needs and requirements. The Company believes that its testing of valve integrity is the basis for the Company's ability to provide performance and quality guarantees and total concept capability. After testing is completed, the valves are prepared for shipment.

    Because the manufacturing phase can last several weeks to several months, customers frequently request partial shipment of finished products and components. The Company generally invoices the customer as deliveries are made. However, on certain highly specialized products or large projects, the Company invoices under a milestone payment basis. Receivables represent billings for delivered products or milestone achievements. Revenue is recognized using the percentage-of-completion method.

    NEW PRODUCTS AND SERVICES

    Starting in 1993, the Company has developed (i) a full line of refinery and process gate, globe, swing check, and ball valves of varying sizes, (ii) a line of specialty valve products, designed and manufactured to meet a client's particular valve application requirements, and (iii) other products, including lubricated plug valves, rotary control valves, linear control valves, geothermal through conduit gate valves and pressure seal valves. The Company offers trunnion mounted ball valves, floating ball valves, reduced and full bore type, in virtually any metallurgy required.

    SPECIAL PRODUCTS. The Company designs and manufactures high pressure three-way ball valves for high temperature switching service, metal seated ball valves for various services including abrasives, three-way piggable "Y" pattern ball valves for dock loading applications, rapid shutoff high pressure flood valves for NASA launch pad facilities, rotary control valves for quiet operations for the US Navy Submarine Division, and cryogenic valves (gate, globe and ball valves) for service to - 150 degrees Celsius.

    QUALITY COMMITMENT AND CONTROL

    The Company's comprehensive quality control program is designed to ensure that valves manufactured by the Company, as well as components purchased from outside manufacturers, meet the Company's quality standards. The Company's quality control program includes inspections at all stages of the design and manufacturing process at the Company's manufacturing facility. All purchased components and products assembled by subcontractors are also inspected to ensure that they perform properly. Thus far, the Company management has been satisfied with the quality and reliability of products assembled by subcontractors. However, there can be no assurance that such products will always perform properly. The failure of a product to perform properly could have a material adverse effect upon the Company's business, operating results, and financial condition.

    Since 1989, the Company has manufactured over 60,000 valve units. Due to the Company's strict adherence to quality standards, less than one-fifth of one percent of these 60,000 valve units produced have required any type of field service or plant refitting. The Company is licensed under internationally recognized quality programs, including API Specifications 6D, Q1 and its Quality Assurance Manual is IS09000 approved. In addition, the Company has been a member of several standardization societies including the American Petroleum Institute and the American Society for Testing Materials (ASTM), among others.

    SUPPLIERS AND SUBCONTRACTORS

    The Company purchases nearly all castings, forgings, and certain finished or semi-finished components used in its products from domestic and international suppliers including foundries and forging companies, bolt distributors and soft goods distributors. The Company performs most of the finished machining for the Company's engineered products. The Company also assembles valve components, and performs pressure testing and final preparation of the finished product. The Company maintains an approved vendor list of sub-suppliers who have been quality audited and found acceptable for providing various parts, supplies and sub-assemblies for the final manufacture of equipment by AES for its clients. Over the past eight years AES has developed a working relationship with a substantial number of suppliers and sub-vendors. Management believes that these approved vendors provide adequate availability of alternative sources of quality supplies for use by the Company. During the fiscal year ended February 28, 1998, the Company purchased from its leading sub-vendors, CMEC and DHV, 18% and 11%, respectively, of all components purchased by the Company for its fiscal 1998 sales. However, the Company has not entered into any agreements or contracts with either of these leading sub-vendors except for the placement of specific purchase orders related to the Company's normal course of business. AES sources its sub-vendors on a continuing, as needed basis. Terms of sale between the Company and the sub-vendors are generally either C.O.D. or under an Irrevocable Letter of Credit payment.

    CUSTOMERS

    The Company's customers include manufacturers, energy companies, domestic and international oil and gas producers, transmission and refining segments of the energy industry, and the petrochemical processing and power generation industries. End-users of the Company's products consist of a broad range of industrial, commercial and utility companies. The Company's customer base is comprised of 300 accounts with over 125 considered active. The Company markets and sells a vast majority of its products internationally while marketing domestically through distribution. Over the last nine years, the Company has placed in service approximately $64 million dollars worth of valve products.

    The Company seeks to serve a sufficiently large number of customers to avoid dependence on any one customer or industry. Some of the Company's principal customers include Kuwait Oil Corporation, Petroleos Mexicanos, Bechtel Corporation, EcoPetrol, British Petroleum, and Parsons Engineering. During the Company's fiscal year ended February 28, 1997, sales to the Company's four largest customers, Parsons Engineering, EPX Trading Co., Inc., Lancaster Steel and Eastern Bechtel Ltd. accounted for 17%, 15%, 15% and 12%, respectively, of the Company's net sales. For year ended February 28, 1998, sales to the Company's largest customer, Techint Cotecol S.A., accounted for 31% of the Company's net sales. Due to the nature of the Company's operations, it is anticipated that significant portions of future revenues may continue to be attributable to a few customers, although it is likely that the identity of such customers will change from period to period. Techint Cotecol SA down-sized it's Columbia operations after completion of Phase II of the Cuciana Field development, in which AES strongly participated. For this reason, management believes Techint Cotecol will provide less than 10% of the gross sales for AES during 1999. Because of the Company's range of gate, globe, check and ball valves and the variety of applications available to the valves sold by the Company, the Company maintains a broad customer base within the various industries it serves.

    The Company's products are used by a variety of segments of the general industries indicated below:

    ENERGY INDUSTRY                               POWER GENERATION
    Refiners and Processors                       Cogenerators
    Oil and Gas Producers                         Utility

    PLASTIC AND PETROCHEMICAL                     MINING AND MINERAL PROCESSING
    Petrochemical Complexes                       Water and Waste Treatment
    Base Resin Manufacturers                      Catalysts
    Base Chemicals                                Steel Mills
                                                  Pulp and Paper

MARKETING AND DISTRIBUTION

    DOMESTIC. The Company's domestic (United States and Canada) marketing network consists of a primary distribution relationship with multifaceted production, general supply companies and specialty valve distributors. Presently, the Company's distribution activities are in the initial stages of growth. Since January 1995, the Company has established distribution agreements with four (4) separate supply companies in North America. Distributed product provided by AES from January 1995 through January 31, 1998 exceeds $4,000,000 with a distribution backlog as of July 1, 1998 in excess of approximately $1,500,000.

    INTERNATIONAL. The Company markets its valve products internationally through a network of independent manufacturer's representative firms or agents located in every major oil and gas producing and/or consuming country in the world. The Company maintains relationships with international customers by regularly sending the Company's international marketing personnel to foreign countries to discuss local market conditions, to conduct technical presentations to potential buyers and to participate in point of sale commercial negotiations during major bid activities. Both domestic and international engineered product sales involve the Company's technical sales personnel and valve engineering consultants. The Company's quotation specialists act as liaisons between customers and the Company's design and engineering group by responding to customer requests for proposals regarding the cost of a certain quantity of valves that meet specific design and capability criteria.

    The Company's international markets are divided among the following areas:

1.  Western Hemisphere:   Mexico, Venezuela, Argentina, Colombia, Peru, Ecuador, Brazil
2.  Europe:               North Sea, Continental Europe, United Kingdom, Russia
3.  Africa:               Nigeria, Algeria, Offshore West Africa, South Africa
4.  Middle East:          Turkey, Syria, Saudi Arabia, Kuwait, U.A.E., Egypt
5.  Sub-Continent:        India, Pakistan, Bangladesh
6.  Pacific Rim:          Singapore, Malaysia, Indonesia, Japan, Korea, Thailand
7.  China:                Mainland China, Hong Kong, Taiwan

    The market and demand for the Company's valves have grown rapidly recently, primarily as a result of the resurgence of the industries to which the Company markets. The international energy, chemical, and petrochemical industries, as well as domestic refining and pipeline markets have experienced rapid growth. In response to such growth, the Company has opened regional or country offices staffed by marketing personnel indigenous to the local market and technically well versed in valve product applications. The Company employs support personnel in Beijing, China, Seoul Korea, and Calgary, Canada.

    The prospects for the Company depend to a large extent upon the economic condition of the industries to which the Company markets. Should these industries experience an economic downturn, there may be a significant reduction in the demand for the Company's products. Many of the Company's competitors are significantly larger than the Company and have substantially greater financial and other resources at their disposal. No assurance, therefore, can be given as to the Company's ability to compete effectively in the event the industries it serves experience an economic downturn.

    In addition to direct marketing by independent and Company marketing representatives, the Company markets its products and services through catalogues and brochures. The Company also advertises and attends major trade shows and conventions worldwide.

    COMPETITION AND INDUSTRY

    The valve manufacturing industry is highly competitive. Although reliable comparative figures are not available, the Company believes that its principal competitors have more extensive and diversified operations and also have financial, operating and other resources substantially in excess of those available to the Company. However, personal relationships and interaction with clients worldwide at their places of business has proven to be a very effective way of combating competition, developing business and cutting costs. Many years of experience with international manufacturers and suppliers have allowed the Company to purchase valve castings and semi-finished components used in its products at cost competitive prices.

    The Company has also been able to successfully compete because minimal overhead and fixed manufacturing costs have allowed it to bid and complete projects at lower prices than its competitors. Many other large traditionally structured valve manufacturers have a substantial capital investment in domestic plant and equipment along with continuing monthly maintenance and production expenses. In contrast, the Company has structured a flexible custom manufacturing, assembly, testing, and quality verification plant in Houston, Texas that is staffed by a core group of experienced, quality-oriented valve experts. The Company's specialized facility is supported and complemented by both domestic and international quality conscious valve manufacturing subcontractors that are selectively utilized on a when needed basis - only as project quality and budget requirements dictate. By outsourcing its manufacturing requirements, not only has the Company been able to minimize fixed costs, but it has also established a large network of subcontractors strategically located throughout the world that can provide annual valve manufacturing capacity exceeding $100 million.

    The Company competes against numerous valve manufacturers. Several of the Company's competitors are more established in the industry and have substantially greater manufacturing, marketing and financial resources than the Company. However, the Company plans to remain competitive by continuing to maintain strict quality standards, respond flexibly and responsibly to customers' needs, and deliver high quality products on a reliable basis and at competitive prices.

    Some of the Company's competitors include large, well-established US-based valve manufacturers with revenues in excess of $200 million, including Cooper Industries, Crane Valve Company and Zidell Corporation, among others. These large domestic-based producers, which are established domestically and internationally, are able to protect their market territories by target pricing, approval protection, and local relations. Further, their large amount of capital and reserves allow them to survive difficult economic downturns. Another group of competitors includes divisional or stand-alone US valve manufacturers with revenues between $20 million and $100 million, including TK Valve and Tom Wheatley Valve Corporation, both of which are divisions of Dresser Industries, Inc.

    The Company also competes with several international competitors located in various parts of Europe, North and South America and Asia. One group of international valve manufacturers with which the Company competes, including Kitz, Grove-Italia and PBV, are recognized, well established, international valve manufacturers with revenues between $10 million and $1 billion. The Company also competes with various low cost producers located in Eastern Europe, India and China.

    BACKLOG

    The Company's total backlog of valve manufacturing contracts as of July 1, 1998 was approximately $12,800,000. Approximately 90% of the Company's present backlog of contracts is at least partially secured for payment by irrevocable letters of credit, milestones, progress payments, or wire transfer of funds at time of shipment; however, the majority of the Company's contracts are terminable by the customer without penalty. Certain of the Company's contracts include a "cancellation for convenience" section, which provides for AES' recovery of costs incurred to date and related profits. However, there can be no assurance that the total amount of backlog will be ultimately realized.

    INDUSTRY OUTLOOK

    OIL AND GAS PRODUCTION, TRANSMISSION AND REFINING. Both domestic and international production, transmission and refining markets demand high quality, reliable and long-lasting products for their facilities. The domestic valve market has historically been dominated by brand name products; however, given the economics of domestic deregulation coupled with international end-user acceptance of low-bid, technically capable valve products, the international marketplace is expected to provide quality conscious, low-priced valve manufacturers like the Company with many opportunities.

    PETROCHEMICAL, CHEMICAL AND PROCESSING. Over the last few years, the Company has experienced an increasing demand from the international petrochemical and refinery industries for the Company's products. The Company's current positive outlook is directly impacted by the new construction projects regularly announced by the worldwide chemical and petrochemical industries.

    POWER GENERATION AND OTHER. The power generation, textile, pulp and paper, food, and mineral processing industries have historically comprised a modest amount of the Company's revenues and business development efforts. However, because the future of these industries is believed by management to offer the Company opportunities for growth, the Company intends to devote a greater amount of its marketing and business development efforts to these industries.

    TRADEMARKS AND PROPRIETARY RIGHTS

    The Company owns 100% of the Full Port Cartridge Loaded Forged Check Valve design which has been patented with the United States Patent and Trademark Office (US Patent No. 5,522,423). The Company is also in the process of developing several other patents, including a Prescription Compact Thru-Conduit Terminal Gate Valve and a Three-Port Terminal Switch Valve. The Company has also registered the names AEV, AES, and AES Accuseal 500 with the United States Patent and Trademark Office.

    RESEARCH AND DEVELOPMENT

    The Company currently conducts regular research and development activities involving the engineering and design of valve products. During the fiscal years ended February 28, 1996, February 28, 1997, and February 28, 1998, approximately $165,000, $400,500, and $226,000, respectively, was expended in connection with such activities. Management anticipates that research and development costs as a percentage of sales will not increase materially from current levels.

    ENVIRONMENTAL COMPLIANCE

    The Company's operations are subject to a variety of federal, state and local laws and regulations, including laws and regulations relating to the protection of the environment. The Company is required to expend financial and managerial resources to comply with such laws and related permit requirements in its operations and anticipates that it will continue to do so in the future. Although such expenditures historically have not been material to the Company, the fact that such laws or regulations are changed frequently makes it impossible for the Company to predict the cost or impact of such laws and regulations on its future operations. Modification of existing laws or regulations or the adoption of new laws or regulations affecting the Company's operations could adversely affect the Company. The Company believes that it currently is in material compliance with all such applicable laws and regulations.

    EMPLOYEES

    At July 1, 1998, the Company employed 60 persons. None of the Company's employees are covered by collective bargaining agreements. The Company considers its employee relations to be satisfactory.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

    AES was founded and incorporated in 1987. The Company began active operations in 1989 as a result of its acquisition of certain operating assets previously owned by two other valve manufacturing & remanufacturing businesses, CGM Valve and American Energy Valve, Inc. ("AEV"). In 1992, AES acquired all remaining assets of AEV.

    Since 1989 AES has specialized in designing, manufacturing & providing high quality standard & custom engineered flow control valves including gate, globe, check, ball & plug valves for use by a broad range of industrial, commercial and utility clients.

    In January, 1996 AES was merged with & into a California shell corporation, Seahawk. In February, 1996, Seahawk was merged into a new Texas corporation under the name American Energy Services, Inc. primarily to maintain the historical domicile business name of AES in Texas.

RESULTS OF OPERATIONS

    Fiscal year ending February 28, 1998 compared with Fiscal year ending February 28, 1997.

    Net sales for the Company's fiscal year ended February 28, 1998 ("fiscal 1998") increased $1,271,000, or 12%, over the Company's fiscal year ended February 28, 1997 ("fiscal 1997"), to $11,989,000 in fiscal 1998 from
$10,718,000 in fiscal 1997. The majority of the increase was the result of aggressive sales efforts initiated during mid 1996 to regain market presence in AES project business.

    Cost of sales for fiscal 1998 increased $1,262,000, or 15%, over fiscal 1997 from $8,340,000 in fiscal 1997 to $9,601,000 in fiscal 1998.

    Gross profit for fiscal 1998 was $2,387,000 and was essentially the same for fiscal 1997 at $2,378,000. Gross profit as a percentage of sales decreased to 19.9% in fiscal 1998 from 22.2% in fiscal 1997. This can be attributed to the different, lower margin product mix sold in fiscal 1998 compared to fiscal 1997. The lower margins on products sold in fiscal 1998 were less than the previous year primarily due to higher material costs on those products versus material costs of the product sales mix in fiscal 1997.

    Operating expenses decreased approximately $1,959,000 or 53%, to $1,727,000 for fiscal 1998 from $3,686,000 for 1997. This significant decrease in operating expenses was primarily attributable to the following factors: (i) fiscal 1997's operating expenses included $900,000 worth of bad debt while fiscal 1998 had only $20,000 and (ii) AES management engaged in certain cost control measures which further reduced 1998 operating expenses. With regard to the bad debt write-offs in fiscal year 1997 mentioned above, no provision for bad debts was accrued, as is indicated on the "Statement of Cash Flows" on page F-6. However, based on recommendations of AES' independent auditors, in their annual audit of the Company's financial statements, a write-off of $900,000 was charged to bad debt expense. "Certain cost control measures" in fiscal 1998 resulted in a significant (38%) reduction in operating expenses when compared to the previous fiscal year. The measures implemented by management that generated a significant portion of the operating expense savings included a reduction in redundant positions within the Company, coupled with the utilization of project-specific personnel on a "job only" basis.

    Operating expenses as a percentage of sales decreased from 34% in fiscal 1997 to 14% in fiscal 1998.

    Under other expenses, the cost of financing was almost unchanged as AES continued to utilize its project specific financing and operating credit lines to support daily operation and organization of AES project business. Interest charges for 1998 were $500,000 down $5,000 from fiscal 1997 at $505,000. Total other expenses of $483,000 for fiscal 1998 were lower, than total other expenses of $512,000 for fiscal 1997.

    On August 28, 1997 the Company effected a 1-for-10 reverse stock split and outstanding shares decreased to 6,199,000.

    Net income before taxes improved $1,998,000 from a fiscal 1997 pretax loss of $1,820,000 to fiscal 1998 pretax profit of $178,000. The Company received a future income tax benefit of approximately $596,000 as a result of losses from operations during fiscal 1997.

    Net income after income tax benefits or expense improved from a fiscal 1997 loss of $1,225,000 to fiscal 1998 profit of $109,000. As a result, the Company showed basic and diluted income per share of $.02 for fiscal 1998.

    Three months ended May 31, 1998 compared with the three months ended May 31, 1997.

    Net sales for the three months ended May 31, 1998 decreased $632,000, or 21% from the three months ended May 31, 1997 to $2,405,000 in 1998 from $3,037,000 in 1997. This decrease was primarily due to working capital constraints. Reduced working capital hampered the Company's ability to procure parts for manufacturing or sub-assemblies for testing/shipment, thus reducing revenues both as a percentage-of-completion or booked sale.

    Cost of sales for the three months ended May 31, 1998 decreased $716,000, or 29%, from the three months ended May 31, 1997 to $1,760,000 in 1998 from $2,476,000 in 1997. This decrease was primarily caused by improved manufacturing efficiency and lower purchase price for raw materials.

    Gross profit for the three months ended May 31, 1998 increased $84,000, or 2%, from the three months ended May 31, 1997 to $645,000 in 1998 from $561,000 in 1997. Gross profit as a percent of sales improved from 18% in 1997 to 27% in 1998.

    Operating expenses for the three months ended May 31, 1998 decreased $49,000, or 11%, from the three months ended May 31, 1997 to $407,000 in 1998 from $456,000 in 1997. This decrease was the result of improved operating efficiency.

    Under other expenses, the cost of financing decreased by $36,000 to $100,000 in 1998 from $136,000 in 1997. This was from reduced debt and restructuring of loans for lower interest rates.

LIQUIDITY AND CAPITAL RESOURCES

    Working capital at February 28, 1998 was a deficit of $1,149,000, compared to a deficit of $1,898,000 at February 28, 1997. Cash provided by operating activities was $548,000 for fiscal 1998, compared to $1,541,000 used by operations for fiscal 1997. The improvement in cash from operations resulted primarily from the improvement of operating results from a net loss of $1,225,000 in fiscal 1997 to a net income of $109,000 for fiscal 1998. Working capital at May 31, 1998 was a deficit of $982,000, as compared to a deficit of $1,966,000 at May 31, 1997. Cash provided by operating activities was $209,000 for the three months ended May 31, 1998, and $108,000 for the three months ended May 31, 1997. Capital expenditures totaled $391,000 for fiscal 1998. In the fiscal 1997, capital expenditures were $460,000.

    Although Company sales generally include a high percentage of export sales, the exposure to currency rate fluctuations is considered minimal. The U.S. dollar is the functional currency of the Company and all AES purchase orders are placed with and paid to the Company in that same currency. Thus, all sales and receivables are denominated in U.S. dollars.

    The economic downturn in the Pacific Rim has had a minimal impact, if any at all, on the Company's reported results of operations. Management believes, however, that the cumulative effect of the region's economic downturn as it influences the size and timing of expenditures on industrial construction projects could have an adverse effect on future AES revenues.

    The Company anticipates that cash flows will not be adequate to overcome the deficit in working capital and provide for the growth anticipated from the current economic conditions and the aggressive marketing plan management would like to pursue. The shortage of working capital over the past year has caused inefficiencies and lost opportunities. The Company has been successful in negotiating for advance payments from many customers to satisfy some working capital needs. Additional working capital has been provided by pledging or borrowing against letters of credit established by customers. The working capital deficit will continue to hinder operations and profitability during at least the next nine to twelve months. The Company currently has orders in backlog that it anticipates will be shipped during the next six months and the

Company believes that revenues from these orders will ease working capital needs. However, there can be no assurance that these orders will ultimately be completed or that the profit margins earned by the Company with respect to these orders will be sufficient to adequately address working capital needs. The Company intends to seek additional capital as necessary for these purposes through one or more funding sources that may include borrowings guaranteed by the EXIM Bank for export sales, private trade finance companies, or offerings of debt and/or securities of the Company. There can be no assurance that such capital will be available to the Company at the time it is required or on terms acceptable to the Company.

    The Company estimates its capital expenditure needs for the fiscal year ending February 28, 1999 will be approximately $600,000 for new production equipment, computers and software. In the three months ended May 31, 1998, capital expenditures were $12,000.

    At February 28, 1998, the Company had two notes from its principal bank used to finance export sales, which are guaranteed by EXIM Bank: one for $2,000,000 and one for $644,000. The $2,000,000 loan is a revolving loan, due on demand, with interest at prime, plus 0.5%. The $644,000 loan has been reduced by a $252,000 payment made in May 1998. The balance is to be paid out over two years, in monthly installments of $18,658, with interest at 8.5%; provided however, the bank can demand payment at any time on this loan. The Company also has a loan guaranteed by the Small Business Administration for $1,200,000, payable over ten years of installments of $16,192, including interest at prime plus 2%. Another loan, collateralized by the Company's main manufacturing facility, is payable in monthly payments of $3,410, with interest at 10.5%. Other loans are for short term transactional financing and equipment purchases, with varying maturities and interest rates. For more information on loans, see Notes 3 and 4 in the February 28, 1998 financial statements.

ITEM 3. DESCRIPTION OF PROPERTY

    PRINCIPAL PLANTS AND OTHER PROPERTY

    The Company maintains two operating locations in Houston, Texas. The Company's main warehouse and Directors Meeting Room are located at 7311 Old Galveston Road, Suite 130, Houston, Texas 77034. ("Old Galveston Road") is also the site of certain quality assurance and distribution activities. Old Galveston Road is leased from an unaffiliated third party and is approximately 25,000 square feet. Monthly rent is $2,500.00. The facility is leased through February 28, 1999. The other operating location ("Lawndale") has approximately 40,000 square feet of space and functions as the Company's main manufacturing plant. The Company believes that its property and equipment are adequate for its present activities.

    REAL ESTATE AND OPERATING DATA

    The book value, of the Lawndale facility, amounts to less than ten percent (10%) of the total assets of the Company.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of July 1, 1998 by : (i) each person known to the Company to own more than five percent (5%) of any class of the Company's voting securities; (ii) each director of the Company; and (iii) all directors and officers as a group.

  TITLE           NAME AND ADDRESS                               AMOUNT AND NATURE        PERCENT
 OF CLASS         OF BENEFICIAL OWNER                           OF BENEFICIAL OWNER       OF CLASS
Common Stock      Larry S. Elliott (1)                              1,708,679.2           27.56%
                  5319 Mandell Houston, TX 77005

Common Stock      Pat S. Elliott (2)                                1,767,457.8           28.51%
                  2608 Green Tee Pearland, TX 77581

Common Stock      Mark P. Elliott                                     883,728.9           14.26%
                  3504 E. Circle Drive Pearland, TX 77581

Common Stock      Sidney J. McCarra                                 1,237,425.5           19.96%
                  1903 Orchard Country Houston, TX 77062

Common Stock      Cary P. McCarra                                     294,576.3            4.75%
                  3663 Nasa Road 1, #301 Seabrook, TX 77586

Common Stock      All directors and                                 5,891,867.7           95.05%
                  officers as a group

    Unless otherwise indicated, all shares of Common Stock are held directly with sole voting and investment powers.

    (1) Includes 1,708,679.2 shares owned by the Larry S. Elliott Trust for the benefit of Ross S. Elliott and Laura Elise Elliott, the children of Larry S. Elliott. Larry S. Elliott, as trustee of this trust, has sole voting and dispositive power over the trust assets.

    (2) Includes 1,767,457.8 shares owned by the Pat S. Elliott Trust for the benefit of Mark P. Elliott, Shannon Elliott and Michelle Elliott, the children of Pat S. Elliott. Pat S. Elliott, as trustee of this trust, has sole voting and dispositive power over the trust assets.

    The Company is not aware of any arrangement which might result in a change of control in the future.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

    The following table sets forth certain information about the directors and executive officers of the Company:

    DIRECTORS AND EXECUTIVE OFFICERS

        NAME               AGE             POSITION
      ---------           ------         ------------
    Patrick S. Elliott      54      Director/President
    Larry S. Elliott        51      Chairman of the Board/Vice President
    Mark P. Elliott         34      Director/Vice President
    Cary P. McCarra         36      Director/Vice President
    Sidney J. McCarra       47      Director/Vice President

    PATRICK S. ELLIOTT Patrick Elliott has served as Vice President of the Company since March 1989 and as Chairman of the Board and a director since October 1992. In October 1997, Mr. Elliott was appointed President of AES. For the past five years, he has devoted his time to the management and operation of the Company. He has assisted in manufacturing and design oversight and sales. Recently, with the addition of new key manufacturing personnel, he moved to the accounting/purchasing department to oversee financial management as it applies to budgeting, purchasing, and all aspects of cash management.

    LARRY S. ELLIOTT Larry Elliott has served as President of the Company since March 1989 and as a director since October 1992. In October 1997, Mr. Elliott was appointed Chairman of the Board of Directors of AES. He is mainly responsible for directing and managing the growth and profitability of the Company. He has over 27 years experience in the valve industry, including extensive business travel and relationships in 45 countries. He is familiar with every major area of the Company, including sales, engineering, manufacturing, accounting, and legal.

    MARK P. ELLIOTT Mark Elliott has served as a director of the Company since October 1992 and as Vice President since March 1989. During that time, he has been responsible for marketing and selling the Company's valves and services to the oil and petrochemical industry. He is currently Vice President of Sales and leads the efforts of the Company's Sales Department.

    CARY P. MCCARRA Cary McCarra has served as a director of the Company since October 1992 and as Vice President since March 1989. He has nearly 20 years experience in the valve industry, including welding, machining, assembly and testing. He is currently responsible for on-site inspection tours of all current and potential Company vendors, including auditing Quality Assurance programs and witnessing procedure implementation.

    SIDNEY J. MCCARRA Sidney McCarra has served as a director of the Company since October 1992 and as Vice President since March 1989. He has been active in the valve manufacturing and remanufacturing industry since 1974. He has served as Vice President of Procurement and Vice President of Operations. He has been responsible for purchasing valve products and equipment, including parts, machinery and valves, and for managing day to day operations, including accounting, collections, shipping, receiving, and sales. He is currently responsible for locating and approving new quality vendors, negotiating vendor contracts, and performing management duties for all foreign operations as it relates to product distribution and project business.

    FAMILY RELATIONSHIPS. Patrick and Larry Elliott are brothers. Mark P. Elliott is Patrick Elliott's son and Larry Elliott's nephew. Cary and Sidney McCarra are brothers.

ITEM 6. EXECUTIVE COMPENSATION

The following summary compensation table sets forth certain information regarding compensation paid during the fiscal year ending February 28, 1998, 1997 and 1996 to the executives of the Company.

                           SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION
                         --------------------------------------------------------
                                                                                         ALL
         NAME                                                       OTHER ANNUAL        OTHER
  PRINCIPAL POSITION       YEAR       SALARY ($)       BONUS ($)    COMPENSATION    COMPENSATION
  ------------------     ---------  --------------  -------------- --------------  -------------
  Larry S. Elliott         1998        143,000           --              --             --
  Vice President           1997        126,000           --              --             --
                           1996        110,000           --              --             --

  Patrick S. Elliott       1998        107,000           --              --             --
  President                1997        100,000           --              --             --
                           1996        110,000           --              --             --

  Mark P. Elliott          1998        100,500           --              --             --
  Vice President           1997        100,000           --              --             --
                           1996         90,000           --              --             --

  Cary P. McCarra          1998         98,500           --              --             --
  Vice President           1997        100,000           --              --             --
                           1996         90,000           --              --             --

  Sidney J. McCarra        1998         98,500           --              --             --
  Vice President           1997        100,000           --              --             --
                           1996        110,000           --              --             --

    Presently there are no options, benefit plans nor employment agreements between the Company and the officers.

COMPENSATION OF DIRECTORS. No director of the Company received any form of compensation from the Company for any services provided as a director, for committee participation, or for special assignments.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


The Company intends that any transactions between the Company and its officers, directors, principal stockholders, affiliates or advisors will be on terms no less favorable to the Company than those reasonably obtainable from third parties.

ITEM 8. DESCRIPTION OF SECURITIES

    COMMON STOCK

    The Company's Articles of Incorporation authorize the Company to issue 100,000,000 shares of Common Stock, par value $.001 per share ("Common Stock"). As of July 1, 1998, there are 6,198,966 issued and outstanding shares of Common Stock held of record by approximately 1,500 shareholders.

    Holders of Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. Common Stock does not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of Common Stock will be able to elect the entire Board of Directors, if they choose to do so, in which event the holders of the remaining shares will be unable to elect directors. There are currently five (5) members on the Board of Directors. The By-Laws of the Company provide that the number of directors shall be five. The Common Stock has no preemptive or other subscription rights, has no conversion rights and is not subject to redemption.

    WARRANTS

    In December 1995, the Company granted the William H. Murphy & Co., investment bankers for the Company, a five (5) year option to purchase up to 310,098 shares of the Company's Common Stock. The options have an aggregate exercise price of $51,000.00, or approximately $.17 per share, based on the total shares as related to the net book value of AES at the time of grant and the merger agreement dated December 20, 1995. No expense relating to the grant of these warrants has been recorded.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

    There is no established public trading market for shares of the Company's Common Stock. As of July 1, 1998, there were approximately 1,500 holders of the Company's Common Stock.

    The Company has not distributed any dividends during fiscal years 1997 and 1998.

    Under conditions of the Loan Agreements between AES and its Bank, the Company is prohibited from paying dividends on its common stock, other than dividends payable in shares of the Company stock.

ITEM 2. LEGAL PROCEEDINGS

    The Company is the plaintiff or has been named as a defendant in various lawsuits arising in the ordinary course of business. Management believes that the ultimate resolution of such litigation will not have a material adverse impact on the Company's results of operations or financial position.

    In December 1996, the Company filed suit against Union Pacific Resources Company ("UPRC") and DTI DiversTech, Inc. in the 190th Judicial District Court of Harris County, Texas. The lawsuit seeks actual damages for injuries to AES for certain breach of contract claims against UPRC and willful slander claims against UPRC and its agents arising from events related to a multi-million dollar valve contract entered into by and between the Company and UPRC. A dispute arose between the parties regarding certain commercial and quality issues in connection with valves delivered by the Company to UPRC pursuant to the valve contract. The parties resolved this dispute pursuant to an agreement executed in August 1994, pursuant to which UPRC acknowledged the Company's ability to manufacture valves for sour gas and cryogenic service. The lawsuit alleges that UPRC and its agents subsequently defamed the Company. In addition to actual damages, the Company is seeking special damages, exemplary damages and attorneys fees and other costs of suit. No counterclaims have been filed in this action.

    In January 1998 K&M International Corporation ("K&M") filed suit against the Company in the 55th Judicial District Court of Harris County, Texas, in connection with the Company's termination of K&M as the Company's representative for Kuwait and outstanding orders related thereto. In connection with this matter, K&M is claiming actual damages totaling $395,000 for reimbursement of certain payments made to the Company, lost business revenues and other damages, plus attorney's fees and court costs. In June 1998, the Company initiated a counterclaim against K&M asserting claims of breach of contract and fraud in excess of $460,000, plus all costs and court fees.

AES intends to vigorously pursue both of UPRC claims and the counter-claims in the K&M dispute and defend against the claims in the K & M suit. However, the ultimate outcome of these lawsuits cannot be predicted with certainty.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

    None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

    The following information sets forth certain information for all securities the Company has sold during the past 3 years without registration under the Securities Act of 1933 (the "Securities Act"):


    In connection with the merger of Old AES with and into Seahawk, shares of Seahawk common stock were issued to the (seven) stockholders of Old AES in connection with the merger. This transaction was exempt from the registration requirement of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof as transactions by an issuer not involving a public offering.


    There has been no other issuance of stock by AES during the last three years.

    There were no underwriters participating in this transaction.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Articles of Incorporation of the Company provide that the Company shall indemnify its directors, officers, employees and agents, to the fullest extent permitted by law. The laws of the State of Texas permit, and in some cases require, corporations to indemnify officers, directors, agents and employees who are or have been a party to or are threatened to be made a party to litigation against judgments, fines, settlements and reasonable expenses under certain circumstances.

    The Company has also adopted provisions in its Articles of Incorporation that limit the liability of its directors to the fullest extent permitted by the laws of the State of Texas. Under the Company's Articles of Incorporation, and as permitted by the laws of the State of Texas, a director is not liable to the Company or its shareholders for damages for breach of fiduciary duty. Such limitation of liability does not affect liability for (i) breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) any transaction from which the director derived an improper personal benefit, or (iv) the payment of any unlawful dividend.

                                    PART F/S

        Please refer to the Consolidated Financial Statements and the index thereto which appear on pages F-1 to F- 10 hereof.

                                    PART III

    ITEM 1.  INDEX OF EXHIBITS

           See the "Index to Exhibits" which appears after page F-22.

    ITEM 2.  DESCRIPTION OF EXHIBITS

    2.1   Articles of Incorporation of the Company

    2.2 Articles of Merger of Seahawk Overseas Exploration Corporation with and into the Company

    2.3   Bylaws of the Company

    2.4   Form of Common Stock Certificate

    2.5   Common Stock Purchase Warrant of Murphy & Co.

    6.1 Promissory Note dated November 17, 1997 executed by the Company in favor of Metrobank, N.A., in the original principal amount of $1,200,000.00.

    6.2 Promissory Note dated May 2, 1998 executed by the Company in favor of Metrobank, N.A., in the original principal amount of $2,000,000.

    6.3 Security Agreement dated May 2, 1998 executed by the Company in favor of Metrobank, N.A., in the original principal amount of $2,000,000.00.

    6.4 Promissory Note dated February 2, 1998 executed by the Company in favor of Metrobank, N. A., in the original principal amount of $644,465.00.

    6.5 Security Agreement dated February 2, 1998 executed by the Company in favor of Metrobank, N.A., in the original principal amount of $644,465.00.

    10.1  Consent of Simonton, Kutac & Barnidge

    27.1  Financial Data Schedule

        Pursuant to Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

    AMERICAN ENERGY SERVICES, INC., a Texas corporation


    By:   /s/ LARRY S. ELLIOTT
        ----------------------------------------
        Larry S. Elliott
        Vice President and Chairman of the Board

                         AMERICAN ENERGY SERVICES, INC.

                          INDEX TO FINANCIAL STATEMENTS


Reports of Independent Auditors.......................................................................... F-1

Balance Sheets as of February 28, 1997 and February 28, 1998............................................. F-2

Statements of Operations for years ended February 28, 1997 and February 28, 1998......................... F-4

Statements of Comprehensive Income for the years ended 1998 and 1997 and the quarters ended
  May 31, 1998 and 1997.................................................................................. F-4

Statements of Changes in Stockholder's Equity for years ended February 28, 1997 and February 28, 1998.... F-5

Statements of Cash Flows for years ended February 28, 1997 and February 28, 1998......................... F-6

Notes to the Financial Statements........................................................................ F-8

Balance Sheet as of May 31, 1998 (Unaudited)............................................................. F-18

Statement of Operations for the three-month periods ended May 31, 1997 and 1998 (Unaudited).............. F-20

Statements of Cash Flows for the three-month periods ended May 31, 1997 and 1998 (Unaudited)............. F-21

Notes to Unaudited Financial Statements.................................................................. F-22

                 [SIMONTON, KUTAC & BARNIDGE, L.L.P. LETTERHEAD]

                          INDEPENDENT AUDITORS' REPORT

May 21, 1998

The Board of Directors American Energy Services, Inc.

We have audited the accompanying balance sheets of American Energy Services, Inc. as of February 28, 1998 and 1997, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Energy Services, Inc. as of February 28, 1998 and 1997, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

SIMONTON, KUTAC & BARNIDGE, L.L.P.
Houston, Texas

                         AMERICAN ENERGY SERVICES, INC.
                                 BALANCE SHEETS
                                     ASSETS

                                                          FEBRUARY 28,
                                                      1998          1997
                                                   -----------   -----------
Current Assets:
  Cash and cash equivalents ....................  $    13,786   $   471,796
  Certificates of deposit ......................       17,380         5,216
  Accounts receivable - trade net of allowance
       for doubtful accounts of $20,000 and $0 ..      516,921     1,408,587
  Accounts receivable - other ...................       60,686        61,919
  Income tax receivable .........................      147,543       157,543
  Prepaids and other ............................      100,081        31,057
  Costs in excess of billings on
     uncompleted contracts ......................    1,169,885        64,936
  Inventories ...................................    1,495,016     2,419,579
                                                   -----------   -----------

          Total Current Assets ..................    3,521,298     4,620,633

Property, Plant and Equipment:
     Machinery and equipment ....................    1,307,682     1,224,948
     Furniture and fixtures .....................      219,840       191,085
     Vehicles ...................................       81,553        81,553
     Building and improvements ..................      219,741       204,511
     Land .......................................       76,894        86,570
                                                   -----------   -----------
                                                     1,905,710     1,788,667
Less accumulated depreciation ...................     (614,725)     (477,035)
                                                   -----------   -----------
                                                     1,290,985     1,311,632

Trademarks, patents and drawings ................      877,967       536,184
Less accumulated amortization ...................     (163,937)      (92,220)
                                                   -----------   -----------
                                                       714,030       443,964
Deferred tax asset ..............................      500,224       568,883

Other Assets ....................................      154,399        60,768
                                                   -----------   -----------

     Total Assets ...............................  $ 6,180,936   $ 7,005,880
                                                   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN ENERGY SERVICES, INC.


                         AMERICAN ENERGY SERVICES, INC.
                           BALANCE SHEETS (CONTINUED)
                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                     FEBRUARY 28,
                                                    1998          1997
                                                -----------   -----------
Current Liabilities:
  Notes payable ..............................  $ 2,668,000   $ 3,922,212
  Current portion of long-term obligations ...      144,122       258,900
  Accounts payable and accrued expenses ......    1,658,970     2,078,076
  Billings in excess of costs on uncompleted
    contracts ................................      199,029       179,041
  Notes payable to shareholders ..............            0        80,645
                                                -----------   -----------

          Total Current Liabilities ..........    4,670,121     6,518,874
                                                -----------   -----------

Long-term obligation, net of current portion .    1,341,328       491,115

Commitments and Contingencies

Stockholders' Equity (Deficit):
  Capital stock - no par value, 10,000,000
     shares authorized; 6,198,966 shares
     issued and outstanding ..................      218,583       154,105
  Accumulated other comprehensive loss .......            0             0
  Accumulated deficit ........................      (49,096)     (158,214)
                                                -----------   -----------

       Total Stockholders' Equity (Deficit) ..      169,487        (4,109)
                                                -----------   -----------

       Total Liabilities and Stockholders'
         Equity (Deficit) ....................  $ 6,180,936   $ 7,005,880
                                                ===========   ===========




   The accompanying notes are an integral part of these financial statements.

                         AMERICAN ENERGY SERVICES, INC.
                             STATEMENT OF OPERATIONS

                                                      FOR THE YEARS ENDED
                                                   ---------------------------
                                                       1998           1997
                                                   ------------   ------------
Net sales .......................................  $ 11,988,693   $ 10,717,563
Cost of sales ...................................     9,601,222      8,339,696
                                                   ------------   ------------
          Gross Profit ..........................     2,387,471      2,377,867
Operating expenses ..............................     1,726,878      3,686,306
                                                   ------------   ------------
          Income from operations ................       660,593     (1,308,439)
Other expenses (income)
          Interest, net .........................       499,955        504,982
          Other, net ............................       (17,139)         6,829
                                                   ------------   ------------
                                                        482,816        511,811
                                                   ------------   ------------
               Net income (loss) before taxes ...       177,777     (1,820,250)
Income tax expense ..............................       (68,659)       595,625
                                                   ------------   ------------
               Net income (loss) ................  $    109,118   $ (1,224,625)
                                                   ============   ============
          Basic and diluted income
          (loss) per share ......................  $       0.02   $      (0.20)
                                                   ============   ============

                         AMERICAN ENERGY SERVICES, INC.
                       STATEMENTS OF COMPREHENSIVE INCOME


                                     Year Ended      Year Ended        Quarter Ended    Quarter Ended
                                     February 28,    February 28,         May 31,          May 31,
                                        1998             1997              1998             1997
                                   ---------------  ---------------   ---------------  ---------------
Net income (loss) ...............  $       109,118  $    (1,224,625)  $        92,839  $       (20,355)
Other comprehensive income (loss)             --               --                --               --
                                   ---------------  ---------------   ---------------  ---------------
Comprehensive income (loss) .....  $       109,118  $    (1,224,625)  $        92,839  $       (20,355)
                                   ===============  ===============   ===============  ===============

             STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                 FOR THE YEARS ENDED FEBRUARY 28, 1998 AND 1997

                                                                  RETAINED         TOTAL
                                        CAPITAL STOCK            EARNINGS/      STOCKHOLDER
                                 ----------------------------     (ACCUM.         EQUITY/
                                    SHARES         AMOUNT         DEFICIT)       (DEFICIT)
                                 -------------  -------------  -------------   -------------
Balance at February 29, 1996 ..      6,198,966  $     154,105  $   1,066,411   $   1,220,516
Net loss ......................           --             --       (1,224,625)     (1,224,625)
                                 -------------  -------------  -------------   -------------
Balance at February 28, 1997 ..      6,198,966        154,105       (158,214)         (4,109)

Preferential distribution of
  net Seahawk assets ..........           --           64,478           --            64,478
Net income ....................           --             --          109,118         109,118
                                 -------------  -------------  -------------   -------------
Balance at February 28, 1998 ..      6,198,966  $     218,583  $     (49,096)  $     169,487
                                 =============  =============  =============   =============

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN ENERGY SERVICES, INC.
                            STATEMENTS OF CASH FLOWS

                                                          FOR THE YEARS ENDED
                                                             FEBRUARY 28,
                                                       -------------------------
                                                           1998          1997
                                                       -----------   -----------
Cash Flows from Operating Activities:
     Net income (loss)                                 $   109,118   $(1,224,625)
     Adjustments to reconcile net income (loss) to
     cash provided (used) by operating activities:
         Depreciation and amortization                     209,407       145,196
         Provision for bad debts                            20,000          --
         Loss on disposal of fixed assets                     --           3,392
     Changes iin operating assets and liabilities:
         Decrease (increase) in accounts receivable        872,899      (742,199)
         Decrease in income tax receivable                  10,000        75,990
         (Increase) decrease in costs in excess of
            billings on uncompleted projects            (1,104,949)      392,677
         Decrease in inventories                           924,563       122,252
         (Increase) decrease in prepaids and other         (69,024)       78,982
         Decrease (increase) deferred tax asset             68,659      (568,883)
         Increase in other assets                          (93,631)      (37,107)
         (Decrease) increase in accounts payable          (419,106)       60,649
         Increase in billings in excess of costs
            on uncompleted contracts                        19,988       179,041
         Decrease deferred income tax liability               --         (26,742)
                                                       -----------   -----------
            Net Cash Provided (Used) by Operating
                Activities                                 547,924    (1,541,377)

     Cash Flows from Investing Activities:
         Purchase of property, plant and equipment         (49,527)     (176,014)
         Purchase of trademarks, patents and drawings     (341,783)     (284,452)
         Purchase of certificates of deposit               (12,164)         --
                                                       -----------   -----------
            Net Cash Used in Investing Activities         (403,474)     (460,466)

     Cash Flows from Financing Activities:
         Proceeds from long-term obligations             1,199,460        13,749
         Payments of long-term obligations                (541,217)     (192,468)
         Proceeds from note payable                      1,554,589     5,451,094
         Payment of note payable                        (2,808,801)   (2,908,777)
         Cash distribution to pre-merger shareholders
            of Seahawk                                      (6,491)         --
                                                       -----------   -----------
            Net Cash (Used) Provided by Financing
                Activities                                (602,460)    2,363,598
                                                       -----------   -----------

     Net (decrease) increase in cash and cash
         equivalents                                      (458,010)      361,755
     Cash and cash equivalents at beginning of year        471,796       110,041
                                                       -----------   -----------

     Cash and cash equivalents at end of year          $    13,786   $   471,796
                                                       ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN ENERGY SERVICES, INC.
                      STATEMENTS OF CASH FLOWS (CONTINUED)

                                                           FOR THE YEARS ENDED
                                                               FEBRUARY 28,
                                                        --------------------------
                                                            1998          1997
                                                        ------------  ------------
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the years for
    Interest ........................................   $    505,929  $    519,042
                                                        ============  ============
    Income taxes ....................................   $       --    $       --
                                                        ============  ============
  Noncash transactions
    Equipment acquired under long-term obligations ...  $     77,192  $    (37,345)
                                                        ============  ============

   The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                           FEBRUARY 28, 1998 AND 1997

NOTE I - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Energy Services, Inc. ("Company" or "AES") is a manufacturer of custom-engineered flow control valves. The Company has sales to customers located throughout the world.

In January 1996, AES completed a merger with Seahawk Overseas Exploration Company (Seahawk), a California corporation. Seahawk acquired 100% of the outstanding common shares of AES through the issuance of 58,918,677 shares of its common stock. The acquisition was accounted for as a purchase with AES as the acquirer (reverse acquisition). The Company absorbed the net liabilities of Seahawk and any additional merger costs as a period loss in the fiscal year ended February 29, 1996. A summary of Seahawk assets (liabilities) and related merger costs are detailed below:

           Cash                                   $      6,581
           Other assets                                 18,676
           Notes payable to shareholders               (76,756)
                                                  ------------
                Net Seahawk assets (liabilities)  $    (51,499)
           Related merger costs                        (99,309)
                                                  ------------
                AES expense fiscal year ended     $    150,808

AES's previous shareholders received 95% of the outstanding stock of the combined enterprise. Under the terms of the merger agreement, the Company merged with AES in to a newly formed Texas corporation primarily for the purpose of changing both its domicile from California to Texas and its name to "American Energy Services, Inc." In addition, the merger was intended to provide the Company with a legal entity which could enter the public company domain and ultimately, provide potential capital through the sale of registered securities. The effect of this merger has been that the Company was able to acquire approximately 1,500 shareholders formerly owning shares of Seahawk stock. A capitalization schedule for the fiscal years ended February 29, 1996 and 1995 per financial statements as audited by Grant Thornton LLP, Houston, TX follows:

                         AMERICAN ENERGY SERVICES, INC.
                                 AS MERGED INTO
                    SEAHAWK OVERSEAS EXPLORATION CORPORATION
                             CAPITALIZATION SCHEDULE

                                                  BALANCE AT                 BALANCE AT
                                                 FEBRUARY 29,                FEBRUARY 28,
                                                    1996                        1995
                                                 -----------                 -----------
Long-Term Debt                                   $   458,682                 $  465,745
                                                 ===========                 ===========
STOCKHOLDERS' EQUITY:
                                                      CAPITAL STOCK
                                                 -------------------------
                                                                                              TOTAL
                                                                              RETAINED     STOCKHOLDERS'
                                                   SHARES        AMOUNT       EARNINGS       EQUITY
                                                 -----------   -----------   -----------   -----------
Balance at March 1, 1994                              10,000   $     2,000   $ 1,748,830   $ 1,750,830

Stock dividend                                         2,586          --            --            --
Stock issued to employees                              4,655       302,913          --         302,913
Net earnings                                            --            --           2,340         2,340
                                                 -----------   -----------   -----------   -----------
Balance at February 28, 1995                          17,241       304,913     1,751,170     2,056,083

Balance at January 16, 1996

   Seahawk Overseas Exploration Corporation        3,070,983       277,000      (328,499)      (51,499)
   Assumed retirement of American Energy
      Services, Inc. shares                          (17,241)         --            --            --
   Issuance of Seahawk Overseas Exploration
      Corporation shares and contribution of
      Seahawk net assets to American Energy
      Services, Inc.                              58,918,677      (328,499)      328,499          --
   Merger costs                                         --         (99,309)         --         (99,309)
   Net loss                                             --            --        (684,759)     (684,759)
                                                 -----------   -----------   -----------   -----------
Balance at February 29, 1996                      61,989,660   $   154,105   $ 1,066,411   $ 1,220,516
                                                 ===========   ===========   ===========   ===========

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statement follows.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid short-term investments with a maturity of ninety days or less from the purchase date to be cash equivalents. At February 28, 1998, all certificates of deposit have a maturity of greater than ninety days and secure outstanding letters of credit.

INVENTORIES - Inventories consist of valve parts and finished goods. Inventories are valued at the lower of cost or market using the average cost method, which approximates First-in and First-out (FIFO).


REVENUE RECOGNITION - Revenues from the sale of flow control valves are recorded when the products are shipped or when title passes. Title passes from seller to buyer when goods are shipped. In some instances, the buyer will pay in advance for completed goods just prior to shipment.


Revenues on long-term contracts involving a system of control flow valves for a single installation are recorded using the percentage-of-completion method commencing when progress reaches a point where experience is sufficient to estimate final results with reasonable accuracy. The portion of the total contract price accrued is based on the ratio of costs incurred to date to total estimated costs on each contract. Losses, if any to be incurred on contracts in progress, are charged to income in full as soon as they become apparent.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives on a straight-line basis. Estimated service lives are as follows:

                                                            ESTIMATED
                                                             SERVICE
                                                              LIVES
                                                         ----------------
Machinery and equipment                                        15 years
Furniture and fixtures                                     5 - 10 years
Vehicles                                                        5 years
Buildings and improvements                               5 - 31.5 years

TRADEMARKS, PATENTS AND DRAWINGS - Trademarks, patents and drawings are stated at cost. Amortization is provided in amounts sufficient to relate the cost of amortizable assets to operations over their estimated services lives on a straight-line basis. Estimated service lives are as follows:

                                                            ESTIMATED
                                                             SERVICE
                                                              LIVES
                                                           -------------
Trademarks                                                   10 years
Patents                                                      17 years
Drawings                                                     10 years

INCOME TAXES - Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. For income tax purposes, the Company depreciates property, plant and equipment using accelerated methods.

USE OF ESTIMATES - In preparing the financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS - Certain reclassifications have been made to the 1997 balances to conform to the 1998 presentation.

NEW ACCOUNTING STANDARDS - As of January 1, 1998, AES adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards of reporting for comprehensive income and its components in a full set of general-purpose financial statements. Adoption of this statement had no impact on the Company's net income or stockholders' equity for any of the periods presented.

AES intends to adopt SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. This statement requires disclosures about operating segments an enterprise is engaged in and the different economic environments in which it operates. Operating segments are components of the Company that are used internally for evaluating segment performance and in the determination of resource allocation to those segments. AES is currently operating as one segment and is reviewed regularly in aggregate. However, when necessary to better understand performance, or assess future net cash flows, the Company will segregate into segments those components of the business as warranted.

EARNINGS (LOSS) PER SHARE - Basic earnings per share has been computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share has been computed by dividing net income by the weighted average number of shares plus common stock equivalents outstanding during the period, computed using the treasury stock method.

NOTE 2 - CONTRACTS IN PROGRESS

Information regarding long-term contracts in progress at February 28, 1998, are as follows:

                                                      1998          1997
                                                  -----------   -----------
Expenditures on uncompleted contracts             $ 1,416,787   $ 2,077,228
Estimated earnings thereto                            565,943       723,883
                                                  -----------   -----------
                                                    1,982,730     2,801,111
Less billings applicable thereto                    1,011,874     2,915,216
                                                  -----------   -----------
                                                  $   970,856      (114,105)
                                                  ===========   ===========

Included in accompanying balance sheet under the following captions:

                                                      1998          1997
                                                  -----------   -----------
Costs in excess of billings on
   uncompleted contracts                          $ 1,169,885   $    64,936
Billings in excess of costs on
   uncompleted contracts                             (199,029)     (179,041)
                                                  -----------   -----------
                                                  $   970,856      (114,105)
                                                  ===========   ===========

NOTE 3 - NOTES PAYABLE

Notes payable consists of the following at February 28, 1998:

Note payable to a bank with interest at prime (8.5% at February
      28, 1998) due with principal, principal advances are due on demand, but if no demand is made, then in monthly installments of $18,658 including interest, secured by substantially all
      assets of the Company .....................................................  $    644,465

Line of credit agreement with a bank with interest at prime plus 0.5% (9% at
      February 28, 1998) due monthly, providing for maximum borrowings of
      $2,000,000, secured by substantially all line matures on May 2, 1998 and is collateralized by substantially all assets of the
      Company ...................................................................     2,000,000

An unsecured line of credit agreement, with a bank with
      interest at prime plus 1.5% (10% at February 28, 1998) due on
      demand, providing for maximum borrowings of $24,000 .......................        23,535
                                                                                   ------------
                                                                                   $  2,668,000
                                                                                   ============

At February 28, 1997, the Company had five line of credit agreements with a bank with monthly interest varying from prime plus 1% to prime plus 1.5% (9.25% to 9.75% at February 28, 1997), providing for maximum borrowings of $5,000,000 and collateralized by substantially all assets of the Company. Principal advances were due 180 days from the date of drawdown, or at maturity.

NOTE 4 - LONG-TERM OBLIGATIONS

Long-term obligations consist of the following:

Note payable to a bank due in monthly installments of $16, 912, including interest at prime plus 2% (IO. 5% at February 28, 1998); due February 17,
      2008, collateralized by machinery
      equipment, furniture, fixtures and patents ...................................  $  1,200,000  $       --

Note payable to a bank; due in monthly installments of $3,410, including interest at 10.5%; due October 5, 2002; collateralized
      by land, building, equipment and inventory ...................................       156,093       239,513

Four notes payable to a bank; due in monthly installments of $371, $231, $533, and $479, including interest at 7.5%, 10.5%, 8.5% and 9.75%; due May 1997,
      February 1998 and August 21, 1999;
      collateralized by automobiles ................................................        33,345        45,161

Obligations under capital leases; due in monthly installments ranging from $532 to $4,899, including interest at various rates ranging from 3.0% to 13.4%;
      collateralized by the related
      assets .......................................................................        96,012       465,341
                                                                                      ------------  ------------
                                                                                      $  1,485,450  $    750,015
          Less current portion .....................................................       144,122       258,900
                                                                                      ------------  ------------
                                                                                      $  1,341,328  $    491,115
                                                                                      ============  ============

Approximate future maturities of long-term obligations as of February 28, 1998 are as follows:

            FOR THE YEARS ENDED
          ------------------------
                   1999                                $     144,122
                   2000                                      143,119
                   2001                                      151,483
                   2002                                      149,055
                   2003                                      144,334
                Thereafter                                   753,337
                                                       -------------
                                                       $   1,485,450
                                                       =============

NOTE 5 - CAPITAL LEASES

The Company is the lessee of certain equipment under capital leases expiring in various years through 2001. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are depreciated over the lower of the related lease terms or their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense.

Following is a summary of equipment held under capital leases:

                                FOR THE YEARS ENDED
                                    FEBRUARY 28,
                               ---------------------
                                 1998        1997
                               ---------   ---------
Machinery and equipment        $  56,782   $ 519,042
Furniture and fixtures            73,976      50,368
                               ---------   ---------
                                 130,758     569,410
Less accumulated depreciation    (20,324)    (37,345)
                               ---------   ---------
                               $ 110,434     532,065
                               =========   =========

Future minimum lease payments under capital leases of February 28, 1998 are as follows:

            FOR THE YEARS ENDED
        -----------------------------
              1999                                               $  36,520
              2000                                                  29,371
              2001                                                  27,091
              2002                                                  14,247
              2003                                                   9,498
                                                                 ---------
                 Total minimum lease payments                      116,727

               Less amount representing interest                   (20,715)
                                                                 ---------
                 Present value of net minimum lease payments     $  96,012
                                                                 =========

Interest rates on capitalized leases vary and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease expiring in 1999. For the years ended February 28, 1998 and 1997, such lease payments amounted to $49,642 and $61,491.

    The minimum rental commitments under operating leases are as follows:

      FOR THE YEAR ENDED
      ------------------
               1999                                                      $30,540
                                                                         -------
              Total minimum payments required                            $30,540
                                                                         =======

At February 28, 1998, the Company had $314,249 of outstanding letters of credit.

The Company is engaged in various lawsuits either as plaintiff or defendant. In the opinion of management, based upon advice of counsel, the ultimate outcome of these lawsuits will not have a material impact on the Company's financial statements.

NOTE 7 - INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

The expense (benefit) for income taxes consists of the following:

                                            FOR THE YEARS ENDED
                                                FEBRUARY 28,
                                             1998         1997
                                          -----------  -----------
Current                                   $      --    $      --
Deferred                                       68,659     (525,625)
                                          -----------  -----------
Total                                     $    68,659  $  (525,625)
                                          ===========  ===========

A reconciliation of income taxes computed at the statutory Federal income tax rate and income taxes reported in the statements of earnings follows:

                                              FOR THE YEARS ENDED
                                                 FEBRUARY 28,
                                             1998          1997
                                          ------------  ------------
Tax at statutory rate                     $     60,444  $   (618,885)
Non-deductible expenses                          6,614        20,740
Other                                            1,60l         2,520
                                          ------------  ------------
    Total expense (benefit)               $     68,659  $   (595,625)
                                          ============  ============

    The long-term deferred tax asset at February 28, 1998 and 1997, results from the following:

                                                                   FEBRUARY 28,
                                                              1998             1997
                                                           -------------    -------------
Base differences in intangibles and fixed assets           $    (448,551)   $    (304,055)
Net operating loss carryforward                                  938,148          862,311
Miscellaneous costs capitalized for tax purposes                  10,627           10,627
                                                           -------------    -------------
Total                                                      $     500,224    $     568,883
                                                           =============    =============

The Internal Revenue Service is examining the Company's Federal Income Tax return for the year ended February 28, 1993. Management believes that the ultimate resolution of the examination will not have a substantial effect upon the Company's financial condition or results of operation.

NOTE 8 - SIGNIFICANT CUSTOMERS

The Company had sales to one customer that constituted 31% of net sales for the year ended February 28, 1998. The following are sales constituting more than 10% of net sales for the year ended February 28, 1997:

    Customer A..............................................................17%
    Customer B..............................................................15%
    Customer C..............................................................15%
    Customer D..............................................................12%

Foreign sales were 91% and 89% of total sales in 1998 and 1997, respectively.

NOTE 9 - WARRANTS

The Company has issued warrants to the lead investment banker to purchase 5% of the equity of the Company for approximately $51,000 and are exerciseable for a period of five years after the date of the merger. The number of shares authorized for grant under this warrant agreement amounted to 309,948 as of February 28, 1998 and 1997. No warrants have been exercised.

NOTE 10 - REVERSE STOCK SPLIT

On August 28, 1997, the Company effected a one for ten reverse stock split. To effect the split, the Company's authorized, no par stock decreased to 10,000,000 shares and issued and outstanding shares decreased to 6,198,966 shares.

All references in the accompanying financial statements to the number of common shares and per share amounts for 1997 have been restated to reflect the stock split.

NOTE 11 - EARNINGS (LOSS) PER SHARE

The following data shows the amounts used in computing earnings (loss) per share and the effect on the weighted average number of shares of dilutive potential common stock.

                                                        February 28,
                                                --------------------------
                                                    1998          1997
                                                ------------  ------------
Income (loss) available to common stockholders
  used in basic and diluted earnings per share  $    109,118  $ (1,224,625)
                                                ------------  ------------

Weighted average number of common shares used
  in basic earnings (loss) per share               6,198,966     6,198,966

Effect of stock warrants                             309,948       309,948
                                                ------------  ------------

Weighted number of common shares and diluted
  potential common stock used in dilutive
  earnings (loss) per share                        6,508,914     6,508,914
                                                ============  ============

NOTE 12 - PREFERENTIAL DISTRIBUTION

In accordance with the merger agreement, the Company made a preferential distribution of the net assets of Seahawk to the pre-merger shareholders of Seahawk. The net assets distributed were as follows:

Cash                                                         $         6,491
Land                                                                   9,676
Note payable to Directors of Seahawk                                 (80,645)
                                                             ---------------
                                                             $       (64,478)
                                                             ===============

NOTE 13 - GEOGRAPHIC INFORMATION

The Company's revenues by geographical area for the fiscal years ended February 28, 1998 and 1997, are as follows:

                   FISCAL 1998                                   FISCAL 1997
     -------------------------------------       ------------------------------------------
       United States    $ 1,078,982              United States    $ 1,178,932
       Colombia                       5,035,251  Colombia                        3,751,147
       Other                          5,874,460  Philippines                     1,607,634
                                     ----------  Saudi Arabia                    1,286,107
         Total Revenues $11,988,693              Other                           2,893,743
     ==============================                                            -----------
                                                 Total Revenues   $10,717,563
                                                 ============================


AES recognizes the point of delivery as the basis for attributing revenues from external customers to individual countries. The "Other" category on the table above reflects all customers with less than ten percent of total revenues for each respective fiscal year.

                         AMERICAN ENERGY SERVICES, INC.
                                 BALANCE SHEETS

                                    UNAUDITED
                                     ASSETS

                                                            MAY 31,
                                                   -------------------------
                                                       1998          1997
                                                   -----------   -----------
Current Assets:
  Cash and cash equivalents .....................  $     1,916   $   695,543
  Certificates of deposit .......................       32,380         5,216
  Accounts receivable - trade net of allowance
       for doubtful accounts of $20,000 and $0 ..      182,069     1,894,310
  Accounts receivable - other ...................       63,111       174,953
  Income tax receivable .........................      147,543       157,543
  Prepaids and other ............................      109,801        24,077
  Costs in excess of billings on
     uncompleted contracts ......................    2,135,573     1,200,673
  Inventories ...................................    1,610,408     1,987,921
                                                   -----------   -----------

          Total Current Assets ..................    4,282,801     6,140,236

Property, Plant and Equipment:
     Machinery and equipment ....................    1,307,682     1,234,647
     Furniture and fixtures .....................      225,081       191,085
     Vehicles ...................................       81,553        81,553
     Building and improvements ..................      219,741       217,184
     Land .......................................       76,894        86,570
                                                   -----------   -----------
                                                     1,910,951     1,811,039
Less accumulated depreciation ...................     (648,956)     (511,452)
                                                   -----------   -----------
                                                     1,261,995     1,299,587

Trademarks, patents and drawings ................      884,348       542,980
Less accumulated amortization ...................     (178,747)     (108,534)
                                                   -----------   -----------
                                                       705,601       434,446
Deferred tax asset ..............................      454,474       568,883

Other Assets ....................................      154,399        60,968
                                                   -----------   -----------

     Total Assets ...............................  $ 6,859,270   $ 8,504,120
                                                   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN ENERGY SERVICES, INC.
                           BALANCE SHEETS (CONTINUED)

                                    UNAUDITED
                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                           MAY 31,
                                                     1998          1997
                                                 -----------   -----------
Current Liabilities:
  Notes payable ...............................  $ 2,466,912   $ 4,137,701
  Current portion of long-term obligations ....      142,213       257,030
  Accounts payable and accrued expenses .......    1,948,694     2,259,048
  Billings in excess of costs on uncompleted
    contracts .................................      707,037     1,372,107
  Notes payable to shareholders ...............         --          80,645
                                                 -----------   -----------

          Total Current Liabilities ...........    5,264,856     8,106,531
                                                 -----------   -----------

Long-term obligation, net of current portion ..    1,332,088       422,053

Commitments and Contingencies

Stockholders' Equity (Deficit):
  Capital stock - no par value, 10,000,000
     shares authorized; 6,198,966 shares
     issued and outstanding ...................        6,202         6,202
  Additional paid in capital ..................      212,381       147,903
  Accumulated other comprehensive loss ........         --            --
  Accumulated (deficit) earnings
  Beginning ...................................      (49,096)     (158,214)
         Current period earnings (loss) .......       92,839       (20,355)
                                                 -----------   -----------

       Total Stockholders' Equity (Deficit) ...      262,326       (24,464)
                                                 -----------   -----------

       Total Liabilities and Stockholders'
         Equity (Deficit) .....................  $ 6,859,270   $ 8,504,120
                                                 ===========   ===========


   The accompanying notes are an integral part of these financial statements.

                         AMERICAN ENERGY SERVICES, INC.
                             STATEMENT OF OPERATIONS
                                    UNAUDITED

                                                    QUARTER ENDED MAY 31,
                                                  -------------------------
                                                      1998          1997
                                                  -----------   -----------
Net sales ......................................  $ 2,404,918   $ 3,036,612
Cost of sales ..................................    1,759,825     2,475,693
                                                  -----------   -----------
          Gross Profit .........................      645,093       560,919
Operating expenses .............................      407,203       455,725
                                                  -----------   -----------
          Income from operations ...............      237,890       105,194
Other expenses (income)
          Interest, net ........................      100,475       135,755
          Other, net ...........................       (1,174)      (10,206)
                                                  -----------   -----------
                                                       99,301       125,549
                                                  -----------   -----------
               Net income (loss) before taxes ..      138,589       (20,355)
Income tax expense .............................       45,750             0
                                                  -----------   -----------
               Net income (loss) ...............  $    92,839   $   (20,355)
                                                  ===========   ===========
          Basic and diluted income
          (loss) per share .....................  $      0.02   $     (0.01)
                                                  ===========   ===========

                         AMERICAN ENERGY SERVICES, INC.
                            STATEMENTS OF CASH FLOWS
                                    UNAUDITED

                                                                    FOR THE QUARTERS
                                                                          MAY 31,
                                                                 -------------------------
                                                                    1998          1997
                                                                 -----------   -----------
Cash Flows from Operating Activities:
     Net income (loss)                                           $    92,839   $   (20,355)
     Adjustments to reconcile net income (loss) to
     cash provided (used) by operating activities:
         Depreciation and amortization                                49,041        50,731
     Changes iin operating assets and liabilities:
         Decrease (increase) in accounts receivable                  332,427      (598,757)
         (Increase) decrease in costs in excess of
            billings on uncompleted projects                        (965,688)   (1,135,737)
         (Increase) decrease in inventories                         (115,392)      431,658
         (Increase) decrease in prepaids and other                    (9,720)        6,780
         Decrease deferred tax asset                                  45,750          --
         Increase in accounts payable                                271,371       180,972
         Increase in billings in excess of costs
            on uncompleted contracts                                 508,008     1,193,066
                                                                 -----------   -----------

            Net Cash Provided (Used) by Operating Activities         208,636       108,358
     Cash Flows from Investing Activities:
         Purchase of property, plant and equipment                    (5,241)      (22,372)
         Purchase of trademarks, patents and drawings                 (6,381)       (6,796)
         Purchase of certificates of deposit                         (15,000)         --
                                                                 -----------   -----------

            Net Cash Used in Investing Activities                    (26,622)      (29,168)
     Cash Flows from Financing Activities:
         Payments of long-term obligations                           (11,150)      (70,932)
         Proceeds from note payable                                  116,340     1,002,408
         Payment of note payable                                    (299,074)     (786,919)
                                                                 -----------   -----------

            Net Cash (Used) Provided by Financing Activities        (193,884)      144,557
                                                                 -----------   -----------

     Net (decrease) increase in cash and cash equivalents            (11,870)      223,747

     Cash and cash equivalents at beginning of period                 13,786       471,796
                                                                 -----------   -----------

     Cash and cash equivalents at end of period                  $     1,916   $   695,543
                                                                 ===========   ===========

     SUPPLEMENTAL CASH FLOW INFORMATION
         Cash paid during the quarters for Interest              $   109,591   $   135,755
                                                                 ===========   ===========
            Taxes                                                $      --     $      --
                                                                 ===========   ===========

                         AMERICAN ENERGY SERVICES, INC.

Note 1.  General

The unaudited financial statements included herein for the Company for the quarters ended May 31, 1997 and 1998 have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission and include all adjustments which are, in the opinion of management, necessary for a fair presentation. Certain information and footnote disclosures required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and related notes thereto included with this filing for the annual periods ended February 28, 1997 and 1998.

The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year.

Note 2.   Earnings per share

All references in the accompanying financial statements to the number of common shares and per share amounts for May 31, 1997 have been restated to reflect reverse split of August 28, 1997.

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is computed similarly, but also provides the effect of convertible securities, such as common stock warrants or options, if dilutive, would have on net income and average common shares outstanding if converted. Earnings per share calculations for the quarters ended May 31, 1998 and 1997 are presented below:

                                        FOR THE QUARTER ENDED MAY 31, 1998              FOR THE QUARTER ENDED MAY 31, 1997
                                ------------------------------------------------ ------------------------------------------------
                                  INCOME (LOSS)      SHARES          PER SHARE     INCOME (LOSS)       SHARES          PER SHARE
                                   (NUMERATOR)    (DENOMINATOR)       AMOUNT        (NUMERATOR)     (DENOMINATOR)       AMOUNT
BASIC EPS
Income available to common
  shareholders                      $92,839        6,198,966          $ 0.02        $(20,335)        6,198,966         $(0.01)
                                                                      ======                                           ======

EFFECT OF DILUTIVE SECURITIES
Warrants issued 12/95                                309,948                                           309,948
                                    -------        ---------                         -------        ----------

DILUTED EPS
Income available to common
  shareholders & assumed
  conversion                        $92,839         6,508,914         $ 0.02        $(20,335)        6,508,914         $(0.01)
                                    =======        ==========         ======        =========       ==========         ======